
11005011


SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH, D.C.
211
SECTION

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2010

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended October 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of October 31, 2010, and (2) delinquent participant contributions for the year ended October 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2011

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2010 AND 2009 (IN THOUSANDS)

ASSETS:	2010	2009
NONINTEREST-BEARING CASH	$ 362	$ 366
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	539,154	498,862
Deere & Company Common Stock	472,029	299,919
Fidelity Intermediate Bond Commingled Pool	83,847	62,863
Mutual Funds	1,937,410	1,689,784
Fidelity BrokerageLink Accounts	175,505	138,958
Total investments	3,207,945	2,690,386
RECEIVABLES:		
Loans to participants	35,561	29,467
Due from broker	115	10,621
Accrued income and other receivables	6,167	9,178
Total receivables	41,843	49,266
TOTAL ASSETS	3,250,150	2,740,018
LIABILITIES:		
Due to broker	18,410	15,445
Other liabilities	3,140	3,332
	21,550	18,777
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	3,228,600	2,721,241
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(26,869)	(12,549)
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,201,731	$ 2,708,692

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2010 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 126,479
Company	67,115
Total contributions	193,594
INVESTMENT INCOME:	
Net appreciation in fair value of investments	454,805
Interest and dividends	49,100
Net investment income	503,905
Net transfers from affiliate plans and any plan mergers	5,782
Interest on participant loans	1,875
TOTAL ADDITIONS	705,156
DEDUCTIONS:	
Benefits paid to participants	212,117
INCREASE IN NET ASSETS	493,039
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,708,692
End of year	$ 3,201,731

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED OCTOBER 31, 2010

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, and Fidelity Investment Institutional Operations Company, Inc., an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

The Plan was amended and restated effective November 1, 2009, in order to update the Plan document for annual maintenance, uniformity housekeeping and submission for Plan qualification (see Note 7). There were no significant changes in Plan provisions.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. Effective September 1, 2006, the Plan implemented an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan on up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage (which varies by division within the Company) is determined in accordance with the Plan agreement, and is based on the profitability of the Company or division during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in the funds as specified by participants. Monies will be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2010 and 2009, forfeited nonvested accounts totaled $158,786 and $73,445, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2010, Company contributions were reduced by $840,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following as of October 31, 2010:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2010 and 2009 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2010	4,230,559	$ 111.58
October 31, 2009	4,489,353	66.81

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. GICs are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Fidelity Intermediate Bond Commingled Pool – This fund invests entirely in the Pyramis Intermediate Duration Commingled Pool. The units of this fund are stated at the net asset value as determined by the issuer of the fund based on the fair value of the underlying investments. The fund's annual report indicates that the fund seeks to provide investment returns in excess of the Barclays Capital Intermediate Government/Credit Bond Index through investments in investment grade fixed income securities. There are no redemption restrictions or notice requirements.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Interest and Dividends – Interest and dividends investment income in the statement of changes in net assets includes dividends on mutual funds and Deere & Company Common Stock, as well as interest earned from the Blended Interest Fund.

Mutual Fund Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers From Affiliate Plans and Any Plan Mergers – Transfers represent net assets transferred to the Plan during the year ended October 31, 2010 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan, and from a plan merger discussed below.

Effective January 1, 2010, the Regen Technologies Employee Savings Plan merged into the Plan. Total participant balances of $5,717,679 were transferred to the plan in January 2010.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2010 and 2009.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standards – In September 2009, the FASB issued FASB Accounting Standards Update ("ASU") No. 2009-12, *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The ASU expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan prospectively adopted the standard in fiscal year 2010. The adoption did not effect the Plan's financial statements. The Valuation of Investments section of this footnote contains the additional required disclosures.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, *Fair Value Measurements and Disclosures*. This ASU requires disclosures of transfers into and out of Levels 1 and 2 fair value measurement classifications, more detailed roll forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The Plan prospectively adopted the standard in fiscal year 2010, except for the roll forward reconciliations, which are required in fiscal year 2012. The adoption in fiscal 2010 did not effect and the future adoption will not effect the Plan's financial statements. Note 4 contains the additional required disclosures.

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force)*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest. The Plan retrospectively adopted the standard in fiscal year 2010. The adoption did not have a material effect on the Plan's financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.

The synthetic GICs include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, Natixis Financial Products Inc., and Monumental Life Insurance Company. The contracts generally provide that participants execute Blended Interest Fund transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates of the fund are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2010	2009
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	2.36 %	3.14 %
Based on interest rate credited to participants (2)	2.21	2.43

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. Fair value is primarily determined by bid prices from published sources where available, and, if not available, from other sources considered reliable. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at October 31, 2010 and 2009.

In accordance with ASU 2010-06 as applied prospectively, the table presents classes of investments on the basis of the nature and risk of the investments at October 31, 2010. The table for October 31, 2009 does not present such classes of investments.

	Fair Value Measurements (in thousands) at October 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 10,084	$ 341	$ 10,425
Residential Mortgage-Backed Securities - Agency		35,374		35,374
Residential and Commercial Mortgage Obligations		14,372		14,372
Asset-Backed Securities		28,047	1,095	29,142
Corporate Debt Securities		67,617		67,617
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		372,207		372,207
Money Market Mutual Fund	$ 10,017			10,017
Total Blended Interest Fund	10,017	527,701	1,436	539,154
Deere & Company Common Stock	472,029			472,029
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		83,847		83,847
Mutual Funds:				
Balanced Funds	572,635			572,635
Domestic Stock Funds	951,547			951,547
Fixed Income Funds	208,469			208,469
International Stock Funds	204,759			204,759
Total Mutual Funds	1,937,410			1,937,410
Fidelity BrokerageLink Accounts:				
Alternative Funds	6,281			6,281
Balanced Funds	11,058			11,058
Commodity Funds	3,046			3,046
Domestic Stock Funds	80,025			80,025
Fixed Income Funds	38,692			38,692
International Stock Funds	36,403			36,403
Total BrokerageLink Accounts	175,505			175,505
Total Investments	$ 2,594,961	$ 611,548	$ 1,436	$ 3,207,945

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements (In thousands) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — November 1, 2009	$ 2,529	$ 322	$ 318	$ 3,169
Realized losses	(282)			(282)
Unrealized (losses) gains	494	62	(318)	238
Purchases, issuances, and settlements	(1,037)	(43)		(1,080)
Transfers out of Level 3	(609)			(609)
Ending balance — October 31, 2010	$ 1,095	$ 341	$	$ 1,436

	Fair Value Measurements (in thousands) at October 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 22,268	$ 322	$ 22,590
Residential Mortgage-Backed Securities - Agency		55,493		55,493
Residential and Commercial Mortgage Obligations		27,910		27,910
Asset-Backed Securities		44,405	2,529	46,934
Corporate Debt Securities		79,082		79,082
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		253,661		253,661
Certificate of Deposit		2,450		2,450
Foreign Bond		826		826
Mutual Fund	$ 7,798			7,798
Stable Value Common/Collective Trust Fund		1,800		1,800
Wrapper Contracts			318	318
Total Blended Interest Fund	7,798	487,895	3,169	498,862
Deere & Company Common Stock	299,919			299,919
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		62,863		62,863
Mutual Funds	1,689,784			1,689,784
Fidelity BrokerageLink Accounts - Mutual Funds	138,958			138,958
Total Investments	$ 2,136,459	$ 550,758	$ 3,169	$ 2,690,386

5. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2010 Percent of Net Assets	2009	2009 Percent of Net Assets
Deere & Company Common Stock*	$472,029	15 %	$299,919	11 %
Spartan U.S. Equity Index Advantage Fund*	216,047	7	196,400	7
Fidelity Growth Company Fund*	239,344	7	194,174	7
Fidelity Institutional Money Market Fund*	188,322	6	204,266	8
Fidelity Magellan Fund*	177,240	6	162,561	6

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Deere & Company Common Stock*	$ 200,114
Fidelity Asset Manager 20% Fund*	1,931
Fidelity Asset Manager 50% Fund*	4,115
Fidelity Asset Manager 70% Fund*	8,506
Fidelity Asset Manager 85% Fund*	740
Fidelity Diversified International Fund*	8,900
Fidelity Equity Income Fund*	9,720
Fidelity Freedom 2000 Fund*	170
Fidelity Freedom 2005 Fund*	158
Fidelity Freedom 2010 Fund*	2,207
Fidelity Freedom 2015 Fund*	3,320
Fidelity Freedom 2020 Fund*	4,319
Fidelity Freedom 2025 Fund*	2,783
Fidelity Freedom 2030 Fund*	4,269
Fidelity Freedom 2035 Fund*	2,759
Fidelity Freedom 2040 Fund*	4,868
Fidelity Freedom 2045 Fund*	1,620
Fidelity Freedom 2050 Fund*	1,901
Fidelity Freedom Income Fund*	400
Fidelity Growth Company Fund*	48,534
Fidelity Magellan Fund*	21,910
Fidelity OTC Portfolio Fund*	21,762
Fidelity Overseas Fund*	4,111
Fidelity Puritan Fund*	15,438
Fidelity Stock Select Small Cap Independent Fund*	18,818
Spartan 500 Index Fund*	320
Spartan International Index Fund*	487
Spartan Extended Market Index Fund*	1,567
Spartan US Equity Index Advantage Fund*	27,566
Vanguard Growth Index Fund	1,184
Vanguard Small Cap Index Fund	2,011
Vanguard Value Index Fund	638
Fidelity Institutional Money Market Fund*	93
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool*	5,950
Fidelity BrokerageLink Accounts*	21,616
Net appreciation	$ 454,805

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 6,146,661 and 6,584,712 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $243 million and $248 million at October 31, 2010 and 2009, respectively. During the year ended October 31, 2010, the Plan recorded dividend income of approximately $7.3 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequently, the Plan has been amended and restated and submitted to the IRS for a determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

8. VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to amending Plan language to be in technical compliance with IRS Section 415 regulations. This amendment did not affect the operations of the Plan.

9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

10. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted the December 21, 2007 contributions of $1,883 of participants of the LESCO Plan to the trustee later than that required by Department of Labor Regulation 2510.3-102. These contributions occurred prior to the acquisition of LESCO by the Plan Sponsor and the merger of the LESCO Plan into the Plan. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2010 (dollars in thousands).

	2010	2009
Net assets available for benefits per the financial statements	$ 3,201,731	$ 2,708,692
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	26,869	12,549
Net assets available for benefits per the Form 5500	$ 3,228,600	$ 2,721,241

For the year ended October 31, 2010, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 (dollars in thousands).

Increase in net assets per the financial statements	$ 493,039
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2010	26,869
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2009	(12,549)
Increase in net assets per the Form 5500	$ 507,359

12. SUBSEQUENT EVENT

In February 2011, the Company announced that the investment fund lineup for the Plan will be updated. The new design incorporates a three tier selection, passively managed target date funds, a selection of indexed funds, and the remaining actively managed funds including Blended Interest Fund, Deere & Company Common Stock Fund, and BrokerageLink Accounts. In March 2011, the existing funds will be sold and the assets invested into the new funds. For active and temporarily separated employees, all future contributions will be directed to the target date fund closest to the participant's 65th birthday (the default investment option) until such investment direction is changed by the participant.

* * * * *

SUPPLEMENTAL SCHEDULES

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2010

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
STATE STREET GLOBAL ADVISORS U.S. GOVERNMENT SHORT TERM INVESTMENT FUND	10,017,169	$ 10,017
ABBEY NATL 3.875 11/10/14 144A	1,200,000	1,238
ALLYA 2010-1 A3 1.45% 5/14	760,000	767
AMERICN EX FDIC 3.15% 12/09/11	600,000	619
APART 2007-1 B 5.35% 9/13	240,000	249
APART 2007-2M A3A 5.22% 6/12	11,099	11
AMCAR 2006-BG A4 5.21% 9/13	374,879	387
BMWLT 2010-1 A3 1.18% 4/13	780,000	782
BNP PARIBAS 2.125% 12/21/12	560,000	573
BNP PARIBAS MTN 3.25% 3/11/15	500,000	523
BACM 2005-3 XP CSTR 7/43	8,586,632	55
BACM 2004-4 A3 4.128% 7/42	44,789	45
BACM 2006-4 A1 CSTR 5/11	24,934	25
BACM 2006-5 A1 5.185% 9/47	108,010	109
BOA FDIC 3.125% 6/15/12	484,000	505
BOA FDIC GTD MTN 2.1% 4/30/12	1,047,000	1,074
BANK AMER 4.9% 5/01/13	735,000	776
BAAT 2010-2 A3 2.4% 7/14	990,000	1,001
BMONT Q 2.125% 6/28/13	1,100,000	1,137
BANK OF NOVA SC 2.05% 10/07/15	1,920,000	1,944
BAYC 2004-2 A 1ML+43 8/34	139,765	113
BAYC 2004-3 A1 1ML+37 1/35	221,280	176
BAYC 2004-3 A2 1ML+42 1/35	31,611	22
BAYC 2004-3 M1 1ML+50 1/35	47,417	30
BSCMS 2004-PWR5 A2 4.254% 7/42	221,734	223
BSCMS 2007-PW15 A1 5.016% 2/44	27,677	28
BERK HATH INC 2.125% 2/11/13	1,100,000	1,134
BRHEA 2006-A A2R 3ML+75 12/41	1,096,526	1,095
COMM 2005-C6 XP CSTR 6/44	10,321,850	33
CPS 2007-C A3 5.43% 5/12 144A	33,345	34
CIBC 1.45% 9/13/13	1,036,000	1,048
COMET 2009-A2 A2 3.2% 4/14	1,800,000	1,829
CHAIT 2007-A17 A 5.12% 10/14	400,000	435
CHAIT 2008-A9 A9 4.3% 5/13	380,000	388
CHAIT 2009-A3 A3 2.4% 6/13	2,080,000	2,106
CFAST 2010-A A3 .91% 8/13	500,000	501
CCCIT 2006-A4 A4 5.45% 5/13	600,000	616
CCCIT 2009-A3 A3 2.7 6/13	1,400,000	1,420

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CITI FDG FDIC 1.875% 10/22/12	2,500,000	2,568
CITIGR FDG FDIC 1.875 11/15/12	1,500,000	1,542
CITIGRP FDIC 2% 3/30/12	1,500,000	1,533
CITIBANK FDIC MTN 1.875 6/4/12	1,250,000	1,278
COMM 2001-J2A A1 5.447% 7/34	907,342	916
COMM 2006-C8 A2A 5.219 12/46	36,626	37
COMM 2006-C8 XP CSTR 12/46	28,728,245	397
COMM 2006-CN2A A2FX 5.449 2/19	720,000	721
COMWLTH BK AUS 3.75 10/14 144A	1,500,000	1,602
COMMONWETH MTN2.9 9/17/14 144A	2,860,000	3,029
CORNELL UNIV 4.35% 2/1/14	602,000	664
CPS 2006-D A4 5.115% 08/13	640,958	655
CREDIT SUISSE NY 5% 5/15/13	3,358,000	3,673
CSFB 2002-CP5 A1 4.106 12/35	243,467	248
CSFB 2003-C4 A3 CSTR 8/36	183,304	187
CSFB 2004-C1 A3 4.321% 1/37	224,605	228
CSMC 2007-C1 A1 5.227% 2/40	93,397	95
CSMC 2007-C2 A1 5.237% 1/49	21,591	22
DBS BK LTD 5.125/VAR 5/17 144A	1,000,000	1,043
FHLM ARM 4.889% 3/33 #847126	4,602	5
FHLG 15YR 4.50% 8/18 #E98688	1,137,793	1,214
FHLG 15YR 4.50% 9/18 #E99205	328,255	350
FHLG 15YR 4.50% 10/18 #E99833	527,788	563
FHLM ARM 4.69% 11/35 #1B2428	283,601	295
FHLM ARM 3.51% 12/39 #1B4513	515,624	540
FHLM ARM 3.53% 4/40 #1B4657	411,343	431
FHLM ARM 3.58% 4/40 #1B4702	349,263	366
FHLM ARM 4.68% 1/36 #847584	70,931	74
FHLM ARM 4.305 6/35 #848083	50,877	54
FHLM ARM 3.88% 1/35 #848084	69,326	73
FHLM ARM 4.542% 4/35 #848085	166,530	175
FHLM ARM 4.482% 4/35 #848088	846,280	882
FHLM ARM 4.485% 1/35 #848089	38,907	41
FHLM ARM 4.277% 2/35 #848090	244,838	258
FHLM ARM 5.084% 8/35 #1J0005	61,932	65
FHLM ARM 4.941% 11/35 #1J1228	190,528	199
FHLM ARM 5.26% 1/36 #1J1274	161,412	169
FHLM ARM 4.93% 9/35 #1K1215	220,564	233
FHLM ARM 5.78% 10/35 #1N0063	28,500	30
FHLM ARM 5.37% 12/35 #1N0106	177,606	184
FHLM ARM 5.62% 12/35 #1N0117	263,864	273

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 5.34% 6/35 #1L0097	113,906	120
FHLM ARM 4.83% 11/35 #1Q0166	252,276	264
FHLG 15YR 4.50% 11/18 #B10931	285,372	305
FHLM ARM 4.199% 8/36 #848185	128,244	135
FHLM ARM 4.571% 3/35 #848186	168,879	177
FHLB 1.625% 11/21/12	2,915,000	2,987
FHLB 1.125% 5/18/12	1,920,000	1,943
FHR 2382 MB 6% 11/16	286,886	311
FNR 1996-28 PK 6.5% 7/25	271,415	299
FNMA 4.375% 9/15/12	207,000	222
FNMA 4.625% 10/15/13	737,000	823
FHLMC 4.125% 12/21/12	358,000	386
FHLMC 2.125% 3/23/12	302,000	309
FHLMC 1.75% 6/15/12	1,667,000	1,704
FHLMC 2.125% 9/21/12	240,000	248
FHLMC 1.125% 7/27/12	7,633,000	7,734
FHLMC .375% 11/30/12	4,482,000	4,476
FNMA 15YR 7.00% 10/14 #252799	1,664	2
FNMA 15YR 7.00% 11/14 #252870	39,245	42
FNMA 15YR 6.50% 5/32 #254343	130,498	144
FNMA 15YR 4.00% 9/18 #254919	600,106	638
FNMA 15YR 7.00% 2/12 #313302	6,222	6
FNMA 15YR 6.50% 6/14 #323794	101,836	108
FNMA 15YR 7.00% 2/13 #414328	2,584	3
FNMA 15YR 6.50% 6/13 #420037	20,991	22
FNMA 15YR 7.00% 10/13 #449457	20,070	21
FNMA 15YR 6.00% 6/14 #481297	20,912	23
FNMA 15YR 7.00% 7/14 #504647	703	1
FNMA 15YR 7.00% 11/14 #512139	981	1
FNMA 15YR 7.00% 3/15 #525411	6,316	7
FNMA 15YR 7.00% 9/16 #545226	46,282	50
FNMA 15YR 7.00% 3/17 #545582	152,142	165
FNMA 15YR 7.00% 8/17 #545912	1,857	2
FNMA 15YR 7.00% 9/15 #553148	4,655	5
FNMA 15YR 6.50% 6/15 #555720	99,750	105
FNMA 15YR 6.00% 4/16 #574415	1,549	2
FNMA 15YR 6.00% 1/15 #594280	4,613	5
FNMA 15YR 6.00% 9/17 #656539	129,389	140
FNMA 15YR 6.00% 12/17 #663675	9,676	10
FHR 2626 NA 5 6/23	5,790	6
FHR 2635 DG 4.5% 1/18	735,920	770

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2010 (CONTNUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHR 2780 A 4% 12/14	64,937	65
FHR 2867 EA 4.5% 11/18	235,164	247
FHR 2901 UM 4.5% 1/30	931,273	957
FNR 2008-95 AD 4.5% 12/23	1,685,536	1,791
FNMA 4.75% 11/19/12	2,090,000	2,273
FNMA 1% 4/4/12	1,450,000	1,464
FNMA 1.125% 7/30/12	5,130,000	5,196
FNMA 2.75% 3/13/14	2,111,000	2,250
FNMA 1% 9/23/13	3,370,000	3,405
FNMA .5% 10/30/12	5,528,000	5,536
FANNIEMAE CMO 3.5% 12/25/18	920,000	964
FHR 3555 CM 4% 12/14	3,193,130	3,287
FHR 3555 KH 4% 12/14	3,380,697	3,503
FHR 3560 LA 2% 8/14	602,448	611
FHR 3573 LC 1.85% 8/14	919,423	931
FNR 2010-123 DL 3.5% 11/25	600,000	628
FNMA ARM 4.801% 2/33 #695019	25,525	26
FNMA ARM 3.984% 5/33 #703915	6,918	7
FNMA 15YR 7.00% 11/18 #725746	38,778	40
FNMA 15YR 4.50% 11/18 #725857	177,648	190
FNMA 15YR 4.50% 8/18 #730721	128,308	137
FNMA ARM 4.68% 11/34 #735011	198,319	208
FNMA 15YR 4.50% 6/19 #745278	432,928	462
FNMA 15YR 4.50% 7/20 #745874	252,103	269
FNMA ARM 5.541% 11/36 #745972	180,667	189
FNMA ARM 3.753% 10/33 #746320	40,825	43
FNMA 15YR 6.50% 12/18 #747888	263,309	289
FNMA ARM 4.358% 10/33 #754672	12,555	13
FNMA ARM 3.752% 10/33 #755148	31,209	32
FNMA 20YR 5.50% 6/23 #763083	403,496	439
FNMA ARM 5.05% 7/34 #801635	15,112	16
FNMA ARM 4.53% 12/34 #802852	219,665	231
FNMA ARM 4.293% 3/35 #815586	14,674	15
FNMA ARM 4.75% 5/35 #815626	49,710	52
FNMA ARM 5.12% 6/35 #823810	58,522	61
FNMA ARM 4.96% 6/35 #825388	133,781	140
FNMA ARM 5.344% 7/35 #834917	11,942	12
FNMA ARM 5.349% 12/34 #843013	30,187	31
FNMA ARM 5.280% 3/35 #843014	17,730	18
FNMA ARM 4.893% 10/35 #847787	47,868	50
FNMA ARM 6.25% 6/36 #886983	19,613	20

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 15YR 4.50% 7/20 #888653	208,209	222
FNMA ARM 4.21% 5/35 #889946	324,839	340
FNMA ARM 4.59% 7/35 #995016	195,393	204
FNMA ARM 4.30% 2/35 #995017	371,366	388
FNMA ARM 4.898% 5/35 #995272	33,999	36
FNMA ARM 4.58% 7/35 #995273	128,169	134
FNMA ARM 4.765% 1/34 #995274	9,078	9
FNMA ARM 4.53% 10/35 #995414	281,544	296
FNMA ARM 4.55% 10/35 #995415	1,195,728	1,254
FNMA ARM 4.512% 12/36 #995606	290,686	304
FNMA ARM 4.545% 12/36 #995607	199,159	209
FNMA ARM 5.075% 7/34 #995609	130,217	137
FNMA ARM 3.20% 1/40 #AC0599	560,613	584
FNMA ARM 3.28% 2/40 #AC9833	898,550	937
FNMA ARM 4.285% 7/33#AD0066	129,599	136
FNMA 15YR 4.50% 8/24 #AD0117	4,155,204	4,439
FNMA ARM 4.82% 2/36 #AD0175	74,867	78
FNMA ARM 4.49% 4/35 #AD0176	666,970	694
FNMA ARM 3.32% 9/34 #AD0177	73,633	77
FNMA ARM 2.94% 8/35 #AD0710	63,663	67
FNMA ARM 4.38% 10/37 #AD0713	200,149	209
FNMA ARM 3.60% 3/40 #AD1555	602,876	633
FNMA 15YR 3.50% 12/25 #AE0368	11,600,000	12,020
FORDO 2007-A B 5.6% 10/12	195,000	205
FORDO 2009-B A3 2.79 8/13TALF	731,022	743
FORDO 2009-C A4 4.43% 11/14	450,000	484
FORDO 2009-D A3 2.17% 10/13	300,000	304
FORDO 2009-E A3 1.51% 1/14	700,000	707
FORDO 2010-B A3 0.98% 10/14	540,000	543
FRNK 2007-1 A4 5.03% 2/15	521,118	522
GECMC 2007-C1 XP CSTR 12/49	19,414,876	113
GMACC 2004-C2 A2 CSTR 8/38	247,700	251
GMACC 2005-C1 X2 CSTR 5/43	3,223,465	29
GMAC INC FDIC 1.75% 10/30/12	1,500,000	1,537
GSMS 2005-GG4 A3 4.607 7/39	360,000	366
GSMS 2006-GG6 A2 5.506% 4/38	293,809	297
GSMS 2006-GG8 A2 5.479 11/39	330,000	337
GECMC 2004-C2 A2 4.119% 3/40	28,394	28
GECAP MTN 5.9% 5/13/14	860,000	978
GE CAP CORP 3.5% 8/12	3,040,000	3,165
GE CAP FDIC 3% 12/09/11	1,420,000	1,461

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GE CAP FDIC MTN 2.625 12/28/12	1,720,000	1,797
GE CAP FDIC GMTN 2% 9/28/12	2,060,000	2,120
GOLDMAN FDIC 3.25% 6/15/12	225,000	235
GOLDMAN SA FDIC 2.15% 3/12	500,000	511
GPMH 2001-1 IA 1ML+34 4/32	21,325	21
HSBC USA FDIC 3.125% 12/16/11	600,000	619
HAROT 2010-1 A4 1.98% 5/23/16	230,000	236
HAROT 2010-2 A3 1.34% 3/14	640,000	647
HAROT 2010-3 A3 .7% 5/13	800,000	800
HAT 2007-1 A4 5.33% 11/13	730,488	742
HART 2007-A A3A 5.04 1/12	8,489	9
HART 2009-A A3 2.03% 8/13	340,000	345
JPMCC 2003-CB7 X2 CSTR 1/38	1,116,253	1
JPMCC 2004-CBX X2 CSTR 1/37	8,940,066	49
JPMCC 2005-LDP2 A3 4.697 7/42	585,000	601
JPMCC 2006-LDP7 A2 CSTR 4/45	269,376	274
JACKSON NATL 5.375% 5/8/13 144	455,000	495
JPMRT 2006-A A4 5.14% 12/14	258,270	260
JPMORGAN FDIC 3.125 12/1/11 DT	866,000	892
LBUBS 2007-C1 A1 CSTR 2/40	106,230	108
LBUBS 2000-C5 A2 6.51% 12/26	282,762	283
LBUBS 2001-C2 A2 6.653% 11/27	265,755	268
LBUBS 2004-C6 A2 4.187% 8/29	3,363	3
LBUBS 2004-C6 XCP CSTR 8/36	2,879,523	16
LBUBS 2004-C8 XCP CSTR 12/39	1,817,868	9
LBUBS 2004-C2 A3 3.973% 3/29	695,000	711
MLCFC 2007-6 A1 5.175% 3/51	81,188	82
MVCOT 2005-2 A 4.6% 10/27	140,615	145
MVCOT 2006-2A A 5.417% 10/28	123,952	127
MVCOT 2006-2A B 5.467% 10/28	30,898	29
MASSMUTUAL GL 3.625% 7/12 144A	400,000	417
MBART 2009-1 A3 1% 1/15/14	470,000	476
MLMT 2004-MKB1 A2 4.353% 2/42	734,721	736
MLMT 2004-KEY2 A2 4.166% 8/39	439,028	451
MLMT 2005-MKB2 XP CSTR 9/42	1,897,806	11
MLMT 2005-MCP1 XP CSTR 6/43	4,163,877	65
MET LIFE GLBL 2.5 9/29/15 144A	1,400,000	1,410
MONUMENTAL GLBL 5.5% 4/13 144A	207,000	225
MSC 2004-HQ4 X2 CSTR 4/40	3,536,305	25
MSC 2005-TOP17 X2 CSTR 12/41	3,519,896	42
MSC 2005-HQ5 X2 CSTR 1/42	4,853,704	23

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MSDWC 2001-PPM A2 6.4% 2/31	9,541	10
MSC 2007-HQ11 A1 5.246% 2/44	173,018	176
MORGAN STAN FDIC 3.25% 12/1/11	1,310,000	1,351
NATL AUST BK 5.35% 6/12/13 144	250,000	275
NATLAUST BK 2.35 11/16/12 144A	1,359,000	1,392
NY LIFE 2.25% 12/14/12 144A	970,000	996
NYLIFE GLB4.65% 5/9/13 144A	960,000	1,041
NALT 2009-B A3 1 1/15	680,000	686
NALT 2010-A A2 1.1% 3/13	460,000	461
NORDEA BK AG 1.75 10/4/13 144A	800,000	804
NEF 2005-1 A5 4.74% 10/45	549,630	550
PERF 2005-2 A2 5.03% 3/14	1,407,324	1,455
PRES & FELLOWS 3.7% 4/1/13	2,250,000	2,403
RABOBANK NEDER 2.65% 8/12 144A	3,900,000	4,029
RABOBANK NED 3.2% 3/11/15 144A	500,000	526
ROYAL BK CDA GMTN 2.625% 12/15	341,000	355
ROYAL BK CANADA 1.125 1/15/14	1,526,000	1,529
ROYAL BK SCT 1.5% 3/30/12 144A	1,700,000	1,718
SVOVM 2005-A A 5.25% 2/21	156,414	157
SBM7 2000-C3 A2 6.592% 12/33	39,919	40
SHELL INTL MTN 1.875 3/25/13	1,150,000	1,181
LLL 1997-LLI D 7.15 10/34	225,931	233
SVENSKA MTN 2.875 9/14/12 144A	2,150,000	2,215
TAOT 2010-A A3 1.27% 12/13	290,000	293
TAOT 2010-B A3 1.04% 2/14	350,000	352
TAROT 2006-C A4 5.31% 5/13	377,812	386
TAROT 2006-B A4 5.52% 11/12	710,294	716
USAOT 2009-2 A3 1.54% 02/14	830,000	837
US CNTRL FED CU 1.9% 10/19/12	910,000	934
USTN .875% 1/31/12	37,564,000	37,844
USTN 2.5% 3/31/15	99,971,000	106,539
USTN 2.5% 4/30/15	63,527,000	67,686
USTN 1% 4/30/12	12,700,000	12,834
USTN .75% 5/31/12	935,000	941
USTN 1.875% 6/30/15	41,529,000	43,041
USTN 1.75% 7/31/15	31,742,000	32,692
USTN .375% 9/30/12	28,586,000	28,605
USTN .5% 10/15/13	1,070,000	1,070
VWALT 2009-A A3 3.41% 4/12	885,091	897
VWALT 2010-A A3 0.85% 11/13	1,170,000	1,171
WBCMT 2004-C15 XP CSTR 10/41	10,849,354	93

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
WALOT 2006-2 B 5.29% 6/12	147,481	148
WALOT 2007-1 B 5.38% 7/12	990,000	1,002
WBCMT 2007-C30 XP CSTR 12/43	19,373,117	261
WBCMT 2007-C31A A2 5.421% 4/47	699,000	724
WALMART STORES MTN 3.2% 5/14	770,000	829
WAL MART STORES 2.25% 7/08/15	711,000	738
WESTPAC BKG 2.25% 11/19/12	1,070,000	1,095
WESTPAC BANK CORP 2.1% 8/2/13	330,000	337
WOART 2010-A A3 1.34% 12/13	410,000	413
YALE UNIV MTN 2.9% 10/15/14	470,000	501
Total Blended Interest Fund		539,154
DEERE & COMPANY COMMON STOCK*	6,146,661	472,029
FIDELITY INTERMEDIATE BOND COMMINGLED POOL - PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	6,003,520	83,847
MUTUAL FUNDS:		
Fidelity Asset Manager 20% Fund*	2,213,298	28,153
Fidelity Asset Manager 50% Fund*	2,384,549	35,697
Fidelity Asset Manager 70% Fund*	4,176,272	65,776
Fidelity Asset Manager 85% Fund*	427,167	5,446
Fidelity Diversified International Fund*	3,465,709	102,273
Fidelity Equity Income Fund*	2,323,938	95,351
Fidelity Freedom 2000 Fund*	285,345	3,324
Fidelity Freedom 2005 Fund*	164,047	2,024
Fidelity Freedom 2010 Fund*	1,931,488	24,182
Fidelity Freedom 2015 Fund*	3,101,834	38,928
Fidelity Freedom 2020 Fund*	3,672,738	47,452
Fidelity Freedom 2025 Fund*	2,163,425	28,211
Fidelity Freedom 2030 Fund*	3,097,462	40,856
Fidelity Freedom 2035 Fund*	2,023,231	26,848
Fidelity Freedom 2040 Fund*	3,459,584	46,116
Fidelity Freedom 2045 Fund*	1,183,390	15,857
Fidelity Freedom 2050 Fund*	1,413,466	18,955
Fidelity Freedom Income Fund*	676,908	7,771
Fidelity Growth Company Fund*	3,089,500	239,344
Fidelity Magellan Fund*	2,653,695	177,240
Fidelity OTC Portfolio Fund*	1,980,913	100,908
Fidelity Overseas Fund*	2,974,784	93,973
Fidelity Puritan Fund*	7,967,381	137,039
Fidelity Stock Select Small Cap Fund*	5,003,032	81,800

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
Fidelity Cash Reserves*	19,819	19,819
Fidelity Select Money Market Fund*	213	213
Fidelity U.S. Government Reserve Pool*	15	15
Fidelity Institutional Money Market Fund*	188,322	188,322
Spartan 500 Index Advantage Fund*	5,151,339	216,047
Spartan Extended Market Index Fund*	300,140	10,502
Spartan International Index Fund*	242,821	8,513
Spartan US Treasury Money Market Fund*	100	100
Vanguard Growth Index Fund	320,797	9,544
Vanguard Small Cap Index Fund	421,786	13,362
Vanguard Value Index Fund	381,778	7,449
Total Mutual Funds		1,937,410
FIDELITY BROKERAGELINK ACCOUNTS*		175,505
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 10.75%, maturing from November 2010 through November 2031)		35,561
Total Assets Held for Investment		$ 3,243,506

* Represents a party-in-interest to the Plan.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a -
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED OCTOBER 31, 2010

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

	Total That Consitute Nonexempt Prohibited Transactions			Total Fully Corrected
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan				
Check here if late participant loan contributions are included X	$ -	$ 1,883	$ -	$ -

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mary K.W. Jones
Vice President, Global Human Resources

Date: 23 February 2011



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 22, 2011, relating to the financial statements and supplemental schedules of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2010.

Deloitte & Touche LLP

Chicago, Illinois
February 22, 2011